UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31216 / August 19, 2014

_____

In the Matter of   :
                                                                                                          :
THE NEW IRELAND FUND, INC.   :
Westchester Financial Center, Suite 1000   :
50 Main Street   :
White Plains, NY 10606   :
                                                                                                          :
KLEINWORT BENSON INVESTORS INTERNATIONAL LTD.   :
One Rockefeller Plaza, 32nd Floor   :
New York, NY10020   :
                                                                                                          :
 (812-14290)   :
                                                                                                          :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

The New Ireland Fund, Inc. and Kleinwort Benson Investors International Ltd. filed an
application on March 14, 2014 and amendments to the application on June 24 and July 22, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain
registered closed-end investment companies to make periodic distributions of long-term capital
gains with respect to their outstanding common shares as frequently as twelve times in any one
taxable year, and as frequently as distributions are specified by or in accordance with the terms
of any outstanding preferred shares that such investment company may issue.

On July 23, 2014, a notice of the filing of the application was issued (Investment Company Act
Release No. 31185). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by New Ireland Fund, Inc. and Kleinwort Benson Investors International Ltd. (File No. 812-14290) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary